Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Century Bancorp, Inc.:
We consent to the incorporation by reference in the registration statement on Form S-8 of Century Bancorp, Inc. of our reports dated February 28, 2007, with respect to the consolidated balance sheets of Century Bancorp, Inc. and subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2006, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 and the effectiveness of internal control over financial reporting as of December 31, 2006, which reports appear in the December 31, 2006 Annual Report on Form 10-K of Century Bancorp, Inc.

Boston, Massachusetts
March 15, 2007